January 10, 2014
VIA EDGAR
Ms. Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-4561

Re:	Tesco Corporation (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 5, 2013 File No. 001-34090

Ladies and Gentlemen:
We are submitting this letter in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter facsimile dated December 31, 2013 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K for the year-ended December 31, 2012 (the “2012 10-K”).
For the convenience of the Staff, we have reproduced the Comment in bold type and followed the Comments with the Company’s response.
2012 10-K filed March 5, 2013

1.
You disclose on page 20 that the rig count in the Middle East excludes Iran, Iraq and Sudan, but you do not mention Syria. Please tell us about any contact with Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Describe to us the nature and extent of any past, current, and anticipated contacts with Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, components, or technologies you have provided to or received from Syria and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by the government of Syria.

RESPONSE: The rig counts disclosed on page 20 of the 2012 10-K are within the section “Business Environment” and refer to the global oil and gas drilling industry rig counts as measured by Baker Hughes Incorporated. Baker Hughes Incorporated has published rig counts as a service to the oil and gas drilling industry since 1944 and the data is widely referred to by journalists, economists, security analysts and market participants. Baker Hughes Incorporated makes the distinction that the industry data it provides for the Middle East excludes Iran, Iraq, and Sudan but includes Syria. By referring to the Baker Hughes Incorporated global rig counts data, the Company does not intend to imply that it or its subsidiaries have business or contacts with Syria. The information disclosed by the “Business Environment” section is disclosed by the Company solely to provide its current and potential shareholders with useful data about the global oil and gas drilling industry that may impact the demand for the Company’s products and services.
The Company and its subsidiaries have no current or anticipated contacts with Syria to disclose.

2.
You state “excludes … “Sudan” after “Middle East” in the rig count chart, but not in other charts where you provide disclosure about your operations in the Middle East. We note similar disclosure in your Forms 10-Q for the past several years. Please clarify whether your operations involve Sudan.

RESPONSE: As described above, the rig count chart at issue is an industry standard organized by Baker Hughes Incorporated and the inclusion or exclusion of countries from the geographic groups are not indications of the Company’s operations in, or contact with, any given country. Our current and anticipated operations do not include Sudan. In the past, the Company disclosed that four top drive drilling systems sold by the Company to Chinese companies were delivered to Sudan in 2006 and 2007. These shipments were the subject of a subpoena the Company received from the Office of Foreign Asset Control (“OFAC”) in December 2009. As reported in our 2012 10-K, we received a Cautionary Letter dated September 20, 2012 from OFAC notifying us that its review was completed and it had closed the matter. The Cautionary Letter represents the final enforcement response to the transaction but does not preclude OFAC from taking future enforcement action should new or additional information warrant its renewed attention. The Company’s management now considers that matter closed.
The Company is committed to strict compliance with its policies, applicable laws, and regulations of the United States and other countries in which the Company and its subsidiaries operate. The Company allocates significant resources to develop, implement and maintain a robust export compliance program through which sales transactions are screened. The Company’s export management system provides a system of safeguards specific to the Company’s commercial business to ensure compliance with the applicable global export controls laws and regulations. The Company’s compliance program includes, but is not limited to, the following:
•Providing annual export compliance training that includes specific instructions regarding embargoed or sanctioned countries to a broad range of employees, including salespersons, export coordinators, shipping personnel, customer service representatives, and others; and
•Maintaining a robust U.S. and growing international self-auditing program in respect of export compliance, including restricted and embargoed country sales procedures.

We hereby acknowledge that:
•We are responsible for the adequacy and accuracy of disclosure in the filing;
•Staff comments or changes to disclosure in response to staff comments do not     foreclose the Commission from taking any action with respect to the filing; and
•We may not assert staff comments as a defense in any proceeding initiated by the     Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to contact the undersigned at (713) 359-7104.

Kindest regards,
/s/ DEAN FERRIS
Dean Ferris,
Senior Vice President and General Counsel
Tesco Corporation

cc:    Mr. Julio Quintana
President and Chief Executive Officer
Tesco Corporation

Mr. Chris Boone
Senior Vice President and Chief Financial Officer
Tesco Corporation

Mr. Brett Parrish
Partner
PricewaterhouseCoopers LLP

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